Preliminary Terms No. 124
Registration Statement No. 333-131266
Dated October 25, 2006
Rule 433

8.50% to 9.50% HITSSM Due December 20, 2007
(High Income Trigger SecuritiesSM)

ISSUED BY MORGAN STANLEY

BASED ON THE COMMON STOCK OF

SCHLUMBERGER LIMITED

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for HITS dated March 30, 2006
Prospectus dated January 25, 2006

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Overview

High Income Trigger Securities

HITS offer the opportunity to receive a periodic, above-market, fixed rate coupon in exchange for downside exposure to the common stock of an underlying company with little opportunity to participate in any upside. They are for investors who want to receive above-market current income and who are not concerned about principal protection.

How HITS work

HITS pay a periodic, above-market, fixed rate coupon. At maturity, HITS will pay either the principal amount in cash, or, if the price of the common stock of the underlying company has decreased to or below a specified trigger price during the term of the HITS, common stock of the underlying company at a specified exchange ratio. HITS are not principal protected and offer little potential for appreciation. The value of any stock delivered at maturity per HITS may be less than the principal amount of the HITS, and may be zero. Unless the price of the common stock has decreased to or below the specified trigger price during the term of the HITS and subsequently recovered to a level above the price of the common stock at the issue date of the HITS, investors will not receive the benefit of any increase in the value of the common stock over the term of the HITS.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Fact Sheet

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 8.50% to 9.50% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by these preliminary terms. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of Schlumberger Limited, if the trading price of the common stock of Schlumberger Limited decreases to or below the Trigger Price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.

Expected Key Dates

Expected Pricing Date: November , 2006	Expected Issue Date (Settlement Date): November , 2006 (5 trading days after the Pricing Date)	Maturity Date: December 20, 2007

Key Terms

Issuer: Morgan Stanley	Underlying Stock: Schlumberger Limited common stock (the “SLB Stock”)	Initial Underlying Stock Price: SLB Stock closing price on the Pricing Date

Issue Price (Par):

$10

The HITS will be issued at $10 per HITS and the agent’s commissions will be $0.15 per HITS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of HITS will be $9.975 per HITS and $0.125 per HITS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of HITS will be $9.9625 per HITS and $0.1125 per HITS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of HITS will be $9.95 per HITS and $0.10 per HITS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the HITS distributed by such dealers.

Coupon:	8.50%-9.50% per annum, payable quarterly beginning March 20, 2007. The actual coupon rate will be determined on the Pricing Date.
Payment at Maturity:

If the Underlying Stock has not declined to or below the Trigger Price at any time up to and including the Valuation Date, the Par amount of $10; otherwise a number of shares of the Underlying Stock equal to the Exchange Ratio

Exchange Ratio:	The Issue Price divided by the Initial Underlying Stock Price, subject to adjustments for corporate events
Trigger Price:	$ (25% below the Initial Underlying Stock Price)
Determination Date:	December 18, 2007 (2 trading days before the Maturity Date), subject to postponement in the event of certain market disruption events

General Information

Listing:

Application will be made to list the HITS on the American Stock Exchange under the ticker symbol “SBM”, subject to meeting the listing requirements. We do not expect to announce whether the HITS will meet such requirements prior to the pricing of the HITS. If accepted for listing, the HITS will begin trading the day after the Pricing Date.

CUSIP:	61748A338
Minimum Ticketing Size:	100 HITS
Tax Consideration:

The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and consequently the Issuer’s counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement for HITS under “United States Federal Taxation,” you agree with the Issuer to treat a HITS as a unit consisting of (i) an option granted by you to the Issuer, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase SLB Stock from the Issuer at maturity and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the forward contract. The Issuer has determined that the Yield on the Deposit is        % per annumcompounded quarterly, and that the remainder of the coupon on the HITS is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement for HITS called “United States Federal Taxation — Tax Treatment of the HITS.”

Please read the discussion under “Risk Factors \ Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for HITS concerning the U.S. federal income tax consequences of investing in the HITS.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement for HITS does not address the tax consequences to non-U.S. holders that hold, or will hold, actually or constructively, more than 5% of the HITS or more than 5% of any SLB Stock.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000)

This offering summary represents a summary of the terms and conditions of the HITS. The Issuer encourages you to read the accompanying prospectus supplement for HITS and prospectus related to this offering.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Key Benefits / Key Risks /

Key Investment Rationale

Key Benefits		Key Investment Rationale

•	8.50% -9.50% interest, which is higher than the current dividend yield on SLB Stock.	You may be interested in the HITS if you are:
•	An income-oriented strategy linked to SLB Stock.	•	A current holder of SLB Stock who, consistent with your investment objectives, elects to switch into a security that provides a 8.50% -9.50% yield in lieu of appreciation in SLB Stock.
		•	Not concerned about principal risk.
Key Risks
Please carefully review all the “Risk
•	No guaranteed return of principal.		Factors” on page 8
•	The HITS will not provide investors with any appreciation in SLB Stock unless SLB Stock drops below the Trigger Price and then recovers to a level above the Initial Underlying Stock Price on the Determination Date.
•	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
•	If the HITS are accelerated, you may receive an amount worth substantially less than the principal amount of the HITS.
•	Schlumberger Limited is not involved in this offering in anyway. Neither the Issuer nor the underwriter has made any due diligence inquiry in connection with this offering.
•	The antidilution adjustments the Calculation Agent is required to make do not cover every corporate event that could affect SLB Stock.
•	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.
•	The U.S. federal income tax consequences of an investment in the HITS are uncertain.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Hypothetical Payments on the HITS

The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for SLB Stock on a hypothetical Determination Date, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the Trigger Price.

The hypothetical examples are based on the following hypothetical values:

•	Issue Price (per HITS):	$10
•	Initial Share Price:	$60 (the hypothetical closing price of one share of SLB Stock on the Pricing Date)
•	Exchange Ratio:	0.166667 (the $10 price per HITS divided by the hypothetical Initial Share Price)
•	Trigger Price:	$45.00 (75% of the Initial Share Price)
•	Annual Coupon:	9%

Table 1: This table represents the hypothetical payment and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of SLB Stock has not decreased to or below the hypothetical Trigger Price of $45.00 at any time on any trading day from and including the Pricing Date to and including the Determination Date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical SLB Stock closing price on Determination Date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments per HITS	Value of total payment per HITS

$46.000	$10.000	$0.900	$10. 900
$51.000	$10.000	$0.900	$10. 900
$56.000	$10.000	$0.900	$10. 900
$61.000	$10.000	$0.900	$10. 900
$66.000	$10.000	$0.900	$10. 900
$71.000	$10.000	$0.900	$10. 900
$76.000	$10.000	$0.900	$10. 900
$81.000	$10.000	$0.900	$10. 900

TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of SLB Stock has decreased to or below the hypothetical Trigger Price of $45.00 at any time on any trading day from and including the Pricing Date to and including the Determination Date. Consequently, the payment at maturity in each of these examples would be made by delivery of shares of SLB Stock.

Hypothetical SLB Stock closing price on Determination Date	Value of shares of SLB Stock delivered at maturity per HITS	Total quarterly coupon payments per HITS	Value of total payment per HITS

$0.000	$0.000	$0.900	$0.900
$35.000	$5.8333	$0.900	$6.7333
$40.000	$6.6667	$0.900	$7.5667
$45.000	$7.5000	$0.900	$8.4000
$50.000	$8.3333	$0.900	$9.2333
$55.000	$9.1667	$0.900	$10.0667
$60.000	$10.000	$0.900	$10.9000
$65.000	$10.8333	$0.900	$11.7333
$70.000	$11.6667	$0.900	$12.5667

Because the trading price of SLB Stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of SLB Stock falls to or below the Trigger Price from and including the Pricing Date to and including the Determination Date and (b) the closing price of SLB Stock on the Determination Date.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Information about Schlumberger Limited

     Schlumberger Limited provides oilfield services to the oil and gas industry. SLB Stock is registered under the Exchange Act. Information provided to or filed with the Commission by Schlumberger Limited pursuant to the Exchange Act can be located by reference to Commission file number 001-04601 through the Commission’s website at http://www.sec.gov. In addition, information regarding Schlumberger Limited may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     These preliminary terms relate only to the HITS offered hereby and do not relate to SLB Stock or other securities of Schlumberger Limited. The Issuer has derived all disclosures contained in these preliminary terms regarding Schlumberger Limited from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither the Issuer nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Schlumberger Limited. Neither the Issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Schlumberger Limited is accurate or complete.

     Neither Issuer nor any of its affiliates makes any representation to you as to the performance of SLB Stock.

Historical Information

     Historical Information. The following table sets forth the published high and low closing prices of SLB Stock for 2003, 2004, 2005 and 2006 through October 23, 2006. The closing price of SLB Stock on October 23, 2006 was $60.83. The Issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of SLB Stock as an indication of future performance.

	High	Low	Dividends

(CUSIP 806857108)
2003
First Quarter	21.55	18.04	0.09375
Second Quarter	24.89	18.71	0.09375
Third Quarter	25.54	22.32	0.09375
Fourth Quarter	27.84	23.05	0.09375
2004
First Quarter	33.24	26.35	0.09375
Second Quarter	32.08	27.73	0.09375
Third Quarter	33.83	29.46	0.09375
Fourth Quarter	34.63	30.61	0.09375
2005
First Quarter	39.00	31.74	0.105
Second Quarter	39.09	32.58	0.105
Third Quarter	43.62	37.91	0.105
Fourth Quarter	51.44	39.24	0.105
2006
First Quarter	65.33	51.68	0.125
Second Quarter	73.37	54.51	0.125
Third Quarter	68.07	54.73	0.125
Fourth Quarter (through
October 23, 2006)	62.70	57.46	0.125

     All share price information has been adjusted to reflect a two-for-one stock split that was payable on April 10, 2006. The Issuer makes no representation as to the amount of dividends, if any, that Schlumberger Limited will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on SLB Stock.

MORGAN STANLEY

8.50% to 9.50% HITS due December 20, 2007
Based on the Common Stock of
Schlumberger Limited

Risk Factors

The HITS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the HITS. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the HITS and the suitability of such HITS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the HITS. For a complete list of risk factors, please see the accompanying prospectus supplement for HITS and the accompanying prospectus.

Structure Specific Risk Factors

•	No guaranteed return of principal. The payment to investors at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of SLB Stock, if the trading price of SLB Stock decreases to or below the Trigger Price over the term of the HITS. If investors receive shares of SLB Stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

•	Except in certain circumstances, investors will not participate in any appreciation in the value of SLB Stock. Generally, investors will not participate in any appreciation in the price of SLB Stock, and the return on the HITS will be limited to the interest payable on the HITS.

•	Market price influenced by many unpredictable factors. Several factors will influence the value of the HITS in the secondary market. Although the Issuer expects that generally the trading price of SLB Stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of SLB Stock has decreased to or below the Trigger Price at any time on any trading day, the volatility, the dividend rate on SLB Stock,geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, thetime remaining to the maturity of the HITS, the Issuer’s creditworthiness and the occurrence of certain events affecting SLB Stockthat may or may not require an adjustment to the exchange ratio.

•	Market price influenced by inclusion of commissions and projected profit from hedging activities. The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchaseHITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, andsecondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit includedin the cost of hedging the Issuer’s obligations under the HITS.

•	Maturity date of the HITS may be accelerated. The maturity of the HITS will be accelerated if (i) the closing price of SLB Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the HITS. The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the HITS.

•	No shareholder rights. Investing in the HITS is not equivalent to investing in SLB Stock. Investors in the HITS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to SLB Stock.

•	The HITS may become exchangeable into the common stock of a company other than Schlumberger Limited. Following certain corporate events relating to SLB Stock, you may receive at maturity the common stock of a successor corporation to Schlumberger Limited. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

Antidilution adjustments. Although the Calculation Agent will adjust the amount payable at maturity for certain corporate events affecting SLB Stock, there may be other corporate events (such as partial tender or exchange offers) for which the Calculation Agent is not required to make any adjustments. If an event occurs that does not require the Calculation Agent to adjust the amount of SLB Stock payable at maturity, the market price of the HITS may be materially and adversely affected.

The U.S. federal income tax consequences of an investment in the HITS are uncertain. Thereis no direct legal authority as to the proper tax treatment of the HITS, and consequently the Issuer’s counsel is unable to renderan opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet – General Information – Tax Consideration” in these preliminary terms and thediscussion under “United States Federal Taxation” in the accompanying prospectus supplement for HITS (together the “TaxDisclosure Sections”) concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal RevenueService (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of incomeon the HITS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to request aruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment describedin these preliminary terms and the prospectus supplement for HITS.

MORGAN STANLEY

8.50% to 9.50% HITS due July 20, 2007
Based on the Common Stock of
Schlumberger Limited

Other Risk Factors

•	Secondary trading may be limited. There may be little or no secondary market for the HITS. Application will be made to list the HITS on the American Stock Exchange under the symbol “SBM”. Such listing is subject to certain conditions. For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the HITS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. You should be willing to hold your HITS to maturity.

•	No affiliation with Schlumberger Limited. Schlumberger Limited is not an affiliate of the Issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the HITS. The Issuer has not made any due diligence inquiry with respect to Schlumberger Limited in connection with this offering.

•	Potential adverse economic interest of the Calculation Agent. The economic interests of MS & Co., as the Calculation Agent and of MS & Co. and other affiliates of the Issuer that will carry out hedging activities related to the HITS or that trade SLB Stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and during the term of the HITS could adversely affect the price of SLB Stock on the Pricing Date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the price of SLB Stock and, accordingly, potentially increase the Initial Share Price used to calculate the Trigger Price and, therefore, potentially have raised the Trigger Price relative to the price of SLB Stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the price of SLB Stock decreases to or below the Trigger Price and, therefore, whether or not you will receive the principal amount of the HITS or shares of SLB Stock at maturity. Furthermore, if the price of SLB Stock has decreased to or below the Trigger Price such that you will receive shares of SLB Stock at maturity, the Issuer’s trading activities prior to or at maturity could adversely affect the value of the shares of SLB Stock the Issuer will deliver at maturity.

•	Morgan Stanley may engage in business with or involving Schlumberger Limited without regard to your interests. The Issuer or its affiliates may presently or from time to time engage in business with Schlumberger Limited without regard to your interests, and thus may acquire non-public information about Schlumberger Limited. Neither the Issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the Issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Schlumberger Limited, which may or may not recommend that investors buy or hold SLB Stock.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for HITS. The Issuer also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

MORGAN STANLEY